Additional Beneficial Owners

Name	Title of Securities Beneficially Owned	Amount of Securities Beneficially owned	Ownership Form	Nature of Indirect Ownership
Chen Yi Quan Room 2202, China Mayor’s Plaza, 189 Tian He Bei Road Guangzhou, China	Common Stock, par value $0.0001 per share	5,000,000	I	As the sole officer and director of Trade Prosper Limited, (“Trade Prosper”), Chen Yi Quan, beneficially owns the 5,000,000 shares of Common Stock held of record by Trade Prosper.